UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the second quarter of 2023.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January-June 2023

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2023

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–June 2023

(Compared to the period January-June 2022)

●	Net interest income Skr 1,357 million (1H22: Skr 990 million)
●	Operating profit Skr 646 million (1H22: Skr 361 million)
●	Net profit Skr 513 million (1H22: Skr 287 million)
●	Lending portfolio growth 5.2 percent (1H22: 10.9 percent)
●	New lending Skr 35.9 billion (1H22: Skr 69.8 billion)
●	Basic and diluted earnings per share Skr 129 (1H22: Skr 72)
●	After-tax return on equity 4.7 percent (1H22: 2.8 percent)

April–June 2023

(Compared to the period April-June 2022)

●	Net interest income Skr 724 million (2Q22: Skr 505 million)
●	Operating profit Skr 226 million (2Q22: Skr 213 million)
●	Net profit Skr 179 million (2Q22: Skr 171 million)
●	Lending portfolio growth 1.8 percent (2Q22: 6.7 percent)
●	New lending Skr 22.1 billion (2Q22: Skr 45.4 billion)
●	Basic and diluted earnings per share Skr 45 (2Q22: Skr 43)
●	After-tax return on equity 3.3 percent (2Q22: 3.3 percent)

Equity and balances

(Compared to December 31, 2022)

●	Total capital ratio 20.1 percent (year-end 2022: 20.6 percent)
●	Total assets Skr 396.7 billion (year-end 2022: Skr 375.5 billion)
●	Total lending portfolio Skr 287.8 billion (year-end 2022: Skr 273.4 billion)

–of which green lending 10.2 percent

(year-end 2022: 9.5 percent)

●	Loans, outstanding and undisbursed Skr 346.3 billion (year-end 2022: Skr 348.8 billion)
●	Outstanding senior debt Skr 348.1 billion (year-end 2022: Skr 326.3 billion)

–of which green borrowings 6.1 percent

(year-end 2022: 5.9 percent)

Interim report January–June 2023	Page 2 of 29

High net interest income despite challenging times

Net interest income for the second quarter totaled Skr 724 million, corresponding to an increase of 43 percent year-on-year. For the six-month period net interest income totaled Skr 1,357 million (1H22: Skr 990 million). We noted healthy growth in the lending portfolio of 5.2 percent in the first six months. This was primarily driven by corporate lending to Swedish exporters, which remains high. A growing lending portfolio with a longer average maturity has resulted in a higher and more stable net interest income.

To date, 2023 has been dominated by Russia’s continued war in Ukraine, the resulting considerable human suffering and economic turbulence, geopolitical tensions between China and the United States, inflation and the continued disruptions in supply chains, together creating challenging conditions. As a consequence, we have experienced a decline in new lending to foreign buyers of Swedish goods and to project financing since many companies have chosen to defer investments due to high inflation and high interest rates. As a result, new lending for the second quarter amounted to Skr 22.1 billion, a decrease compared to the corresponding period in 2022 (2Q22: Skr 45.4 billion).

The need to limit global warming necessitates green transition by countries and companies. SEK aims to be a positive force in the transition and during the second quarter SEK increased green and sustainability-linked lending by Skr 4.7 billion, quarter-on-quarter.

Net profit for the second quarter amounted to Skr 179 million (2Q22: Skr 171 million), where the loss allowance for expected credit losses and the net results of financial transactions negatively impacted earnings by Skr 304 million (2Q22: Skr 111 million). A single project accounted for the majority of the increase in expected credit losses and currently we have not noted any strong indications of a need to further increase provisions. Net profit for the six-month period was Skr 513 million (1H22: Skr 287 million). Profitability was 4.7 percent for the first six months, which represented an increase of 1.9 percentage points year-on-year.

SEK’s Export Credit Trends Survey, published in June, found that seven out of ten Swedish exporters plan to invest in measures to reduce climate impact, despite increasingly expensive financing. We view this positively at SEK, both from a climate perspective and due to its contribution to the Swedish companies’ competitiveness. Swedish exporters express optimism and exporters expect to increase their order intake over the next 12 months and to make new recruitments. While the returning optimism of Swedish exporters is gratifying, it is also slightly surprising given that SEK’s autumn Export Credit Trends Survey indicated a poorer outlook.

In the first six months of 2023, SEK has raised borrowings of Skr 80 billion with maturities over 1 year, representing a substantial increase compared to the same period in 2022. The Swedish National Debt Office has decided that there are no grounds for managing SEK through resolution, which means, inter alia, that under the relevant regulations SEK does not need to issue subordinated debt. SEK remains well capitalized and with high liquidity to continue to meet Sweden’s export industry’s financing needs. We are optimistic about SEK’s business outlook for the remainder of the year.

Magnus Montan Chief Executive Officer

Interim report January–June 2023	Page 3 of 29

Strong growth in the lending portfolio but postponed projects

Swedish exporters are performing strongly despite concerns regarding Sweden’s economy. SEK continues to experience high demand for financing from Sweden’s export industry and new lending volumes for corporate lending to Swedish exporters were high in the second quarter and for the six-month period in absolute terms, although lending decreased year-on-year taking into account the exceptional lending demand in the same period in 2022. High volumes for corporate lending generated healthy growth in SEK’s lending portfolio. The lending portfolio grew 1.8 percent in the quarter and 5.2 percent in the six-month period.

Nevertheless, higher interest rates are impacting SEK’s lending for domestic and international projects. Demand for export credits and project financing has been muted both in the second quarter and in the six-month period. The economic downturn, together with higher investment costs due to higher interest rates, means that SEK’s clients have had to revise original investment estimates for projects with resultant delays. Overall, SEK posted a year-on-year lower volume of new lending for the quarter and for the six-month period taking into account the exceptional lending demand in the same periods in 2022. New lending was Skr 22.1 billion for the second quarter and totaled Skr 35.9 billion for the six-month period.

Demand for project financing for projects pertaining to climate transition and sustainable energy supply remains robust. SEK has a strong market position and extensive experience with major international projects and sustainable finance. During the quarter, SEK grew its green lending portfolio by Skr 1.6 billion and its portfolio of sustainability-linked loans by Skr 3.1 billion.

SEK’s new lending
Skr bn	Jan-Jun 2023	Jan-Jun 2022	Jan-Dec 2022
Lending to Swedish exporters[1]	17.0	27.5	50.3
Lending to exporters’ customers[2]	18.9	42.3	82.9
Total	35.9	69.8	133.2
of which CIRR-loans	—	21%	22%

1	Of which Skr 0.0 billion (1H22: Skr 6.1 billion; year-end 2022: Skr 6.2 billion) had not been disbursed at period end.
2	Of which Skr 0.9 billion (1H22: Skr 14.1 billion; year-end 2022: Skr 28.6 billion) had not been disbursed at period end.

Interim report January–June 2023	Page 4 of 29

High borrowing volumes in more stable markets

High levels of uncertainty dominated international capital markets for parts of the first quarter due to sharply rising interest rates and concerns about the United States banking sector. Even if these concerns diminished in the second quarter, uncertainty has prevailed regarding future interest rate hikes and the US debt ceiling, which have contributed to continued, albeit diminishing, volatility in the fixed-income market.

At the same time, supply in the bond market through the first half of the year was higher than during the same period last year. However, due to strong investor demand, borrowing conditions gradually improved over the past quarter compared with the preceding quarter and the market is now more stable. SEK is highly regarded in the global capital markets and has had healthy access to short- and long-term financing.

SEK conducted major benchmark transactions both in EUR and in USD in the second quarter with the aim of increasing its level of diversification. The EUR transaction, conducted in early April, has a maturity of 3 years and a volume of EUR 1.25 billion. Two major USD issues were conducted, the first at the end of April with a maturity of just over 2 years and the second at the beginning of June with a maturity of 5 years. The volumes totaled USD 1.25 billion and USD 1 billion, respectively. Among other actions in the second quarter, the company also carried out a public issuance of an AUD 500 million bond and issued a further tranche of a green bond amounting to Skr 1.6 billion in the second quarter.

To date this year, SEK has raised borrowings of Skr 80 billion with maturities of more than one year, which is more than twice the amount in the same period in 2022, when SEK’s long-term borrowing totaled Skr 30 billion. In the second quarter, SEK raised borrowings of Skr 45.8 billion with maturities of more than one year.

SEK’s borrowing
Skr bn	Jan-Jun 2023	Jan-Jun 2022	Jan-Dec 2022
New long-term borrowing	80.1	30.0	88.5
New short-term borrowing	22.0	31.3	71.3
Outstanding senior debt	348.1	315.4	326.3
Repurchase and redemption of own debt	5.9	1.0	8.9

Interim report January–June 2023	Page 5 of 29

January-June 2023

Operating profit amounted to Skr 646 million (1H22: Skr 361 million). Net profit amounted to Skr 513 million (1H22: Skr 287 million). The increase in net profit compared to the same period in the previous year was primarily the result of higher net interest income and improved net results of financial transactions.

Net interest income

Net interest income amounted to Skr 1,357 million (1H22: Skr 990 million), representing an increase of 37 percent compared to the same period in the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income.

The table below shows average interest-bearing assets and liabilities.

	Jan-Jun	Jan-Jun
Skr bn, average	2023	2022	Change
Total lending portfolio	280.6	250.1	12%
Liquidity investments	79.5	68.0	17%
Interest-bearing assets	370.3	329.4	12%
Interest-bearing liabilities	337.2	305.2	10%

Net results of financial transactions

Net results of financial transactions amounted to Skr -98 million (1H22: Skr -262 million). The results were mainly attributable to unrealized value changes of financial instruments driven by cross-currency basis spreads.

Operating expenses

Operating expenses amounted to Skr -354 million (1H22: Skr -335 million), representing an increase of 6 percent compared to the same period in the previous year. The increase in operating expenses was mainly due to increased personnel expenses. No provision was made for the individual variable remuneration program (1H22: –).

Net credit losses

Net credit losses amounted to Skr -239 million (1H22: Skr -17 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 3.

Loss allowances as of June 30, 2023, amounted to Skr -471 million compared to Skr -223 million as of December 31, 2022, of which exposures in stage 3 amounted to Skr -322 million (year-end 2022: Skr -70 million). During the second quarter, two exposures linked to the same project were moved to stage 3 and the provision for these exposures amounted to Skr -260 million. The company currently does not see any strong indications of high credit risk in the lending portfolio and therefore does not see any general increased provisioning needs.

The provision ratio amounted to 0.13 percent (year-end 2022: 0.06 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -133 million (1H22: Skr -74 million), and the effective tax rate amounted to 20.6 percent (1H22: 20.5 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -7 million (1H22: Skr 110 million). The result is explained by unrealized losses incurred from derivatives in cash flow hedging due to increased interest rates during the first half year of 2023, offset by a positive result related to the changes in own credit risk due to increased credit spreads.

April-June 2023

Operating profit amounted to Skr 226 million (2Q22: Skr 213 million). Net profit amounted to Skr 179 million (2Q22: Skr 171 million). This marginally higher net profit compared to the same period in the previous year was primarily the result of higher net interest income and improved net results of financial transactions, offset by higher net credit losses.

Net interest income

Net interest income amounted to Skr 724 million (2Q22: Skr 505 million), representing an increase of 43 percent compared to the same period in the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

	Apr-Jun	Apr-Jun
Skr bn, average	2023	2022	Change
Total lending portfolio	285.3	254.7	12%
Liquidity investments	85.2	67.4	26%
Interest-bearing assets	379.5	332.4	14%
Interest-bearing liabilities	346.5	305.6	13%

Interim report January–June 2023	Page 6 of 29

Net results of financial transactions

Net results of financial transactions amounted to Skr -48 million (2Q22: Skr -92 million). The results were mainly attributable to unrealized value changes of financial instruments driven by changes in exchange rates.

Operating expenses

Operating expenses amounted to Skr -181 million (2Q22: Skr -173 million), representing an increase of 5 percent compared to the same period in the previous year. The increase in operating expenses is due to increased personnel expenses as well as an increase in other administrative expenses. No provision was made for the individual variable remuneration program (2Q22: –).

Net credit losses

Net credit losses amounted to Skr -256 million (2Q22: Skr -19 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 3. During the second quarter, two exposures linked to the same project were moved to stage 3 and the provision for these exposures amounted to Skr -260 million. The company currently does not see any strong indications of high credit risk in the lending portfolio and therefore does not see any general increased provisioning needs.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -47 million (2Q22: Skr -42 million), and the effective tax rate amounted to 20.8 percent (2Q22: 19.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -27 million (2Q22: Skr 10 million). The outcome is mainly explained by unrealized losses incurred from derivatives in cash flow hedging due to increased interest rates during the second quarter of 2023.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased by 6 percent compared to year-end 2022. The company’s increased customer lending, together with an increased volume of liquidity investments, drove the increase in the company’s assets.

	June 30,	December 31,
Skr bn	2023	2022	Change
Total assets	396.7	375.5	6%
Liquidity investments	82.8	76.3	9%
Total lending portfolio	287.8	273.4	5%
of which green	29.3	25.9	13%
of which CIRR-loans	101.8	94.2	8%

Liabilities and equity

As of June 30, 2023, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding, and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 175 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of June 30, 2023, SEK’s total own funds amounted to Skr 21.5 billion (year-end 2022: Skr 20.8 billion). The total capital ratio was 20.1 percent (year-end 2022: 20.6 percent), representing a margin of 2.8 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.3 percent as of June 30, 2023. The corresponding Common Equity Tier 1 capital estimated requirement was 12.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 7.9 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

	June 30,	December 31,
Percent	2023	2022
Common Equity Tier 1 capital ratio	20.1	20.6
Tier 1 capital ratio	20.1	20.6
Total capital ratio	20.1	20.6
Leverage ratio	8.1	8.4
Liquidity coverage ratio (LCR)	329	311
Net stable funding ratio (NSFR)	128	119

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Interim report January–June 2023	Page 7 of 29

Other events

At SEK’s annual general meeting held on March 27, 2023, it was resolved that no dividend would be paid for 2022.

During the first quarter 2023, SEK’s new Chief Risk Officer took up his position.

As of 2023, the Head of Compliance became part of the executive management.

At the end of June, the Swedish National Debt Office (the “Debt Office”) communicated its decision that it does not consider there to be grounds for managing SEK through resolution. The decision entails a change to the Debt Office’s previous assessment. The Debt Office has therefore decided on a new resolution plan and that minimum requirement for own funds and eligible liabilities (MREL) is to be limited to a loss absorption amount, i.e., the sum of SEK’s Pillar 1 and Pillar 2 requirements.

The macro environment

In the first quarter of 2023, Sweden’s GDP increased 0.6 percent quarter-on-quarter. Exports rose 1.2 percent. Unemployment amounted to 7.2 percent at the end of the first quarter of 2023, which was a decrease of 0.3 percentage points from the fourth quarter of 2022. The rate of inflation in May 2023 was 6.7 percent, which was a decrease from April 2023 when the rate of inflation was 7.6 percent. Essentially stable food prices contributed to the current decline in inflation compared with the previous upward trend.

The Riksbank (Sweden’s Central Bank) raised the policy rate on three occasions in 2023 from 2.50 percent to 3.75 percent and at least one further hike is expected later this year. A higher policy rate positively impacts SEK’s net interest income. The company anticipates that higher market interest rates will have limited impact on the company’s compiled credit risk.

Russia’s war in Ukraine has a limited direct financial effect on SEK since the company has very low lending in Russia and no lending in Ukraine or Belarus. However, the high level of uncertainty in the financial markets may have a more long-term effect on SEK’s customers and, thereby, on SEK. The Western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment as well as provide direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be extensive and the prevailing geopolitical security tension caused by the conflict could continue for a long time.

SEK believes that there is a higher-than-normal level of risk in the financial markets that can affect the company. SEK believes that information security threats, particularly in relation to cyber security, have increased as a consequence of Sweden’s support of Ukraine.

The spread of COVID-19 currently has almost no impact on the global economy.

Risk factors

Various risks arise as part of SEK’s operations, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2022 and Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2022 Annual Report on Form 20-F.

Interim report January–June 2023	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target

SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.3-21.3 percent and the Common Equity Tier 1 capital ratio should amount to 16.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of June 30, 2023.

Key performance indicators (unaudited)

	Apr-Jun	Jan-Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn (if not otherwise indicated)	2023	2023	2022	2023	2022	2022
New lending	22,143	13,763	45,403	35,906	69,779	133,181
of which to Swedish exporters	11,515	5,445	22,223	16,960	27,522	50,307
of which to exporters’ customers	10,628	8,318	23,180	18,946	42,257	82,874
of which CIRR-loans as a percentage of new lending	—	—	26%	—	21%	22%
Total lending portfolio	287,782	282,745	263,031	287,782	263,031	273,448
of which green	10.2%	9.8%	8.7%	10.2%	8.7%	9.5%
of which social	0.5%	0.4%	0.1%	0.5%	0.1%	0.4%
of which sustainability-linked	4.3%	3.3%	1.5%	4.3%	1.5%	2.1%
Loans, outstanding and undisbursed	346,288	342,654	330,819	346,288	330,819	348,817

Customer growth	0%	1%	4%	1%	5%	14%

New long-term borrowings	45,757	34,310	9,906	80,067	30,017	88,472
New short-term borrowings	1,528	20,452	10,099	21,980	31,303	71,338
Outstanding senior debt	348,056	344,993	315,378	348,056	315,378	326,270
of which green	6.1%	6.0%	6.5%	6.1%	6.5%	5.9%

After-tax return on equity	3.3%	6.1%	3.3%	4.7%	2.8%	5.5%

Common Equity Tier 1 capital ratio	20.1%	19.7%	19.7%	20.1%	19.7%	20.6%
Tier 1 capital ratio	20.1%	19.7%	19.7%	20.1%	19.7%	20.6%
Total capital ratio	20.1%	19.7%	19.7%	20.1%	19.7%	20.6%
Leverage ratio	8.1%	8.1%	8.5%	8.1%	8.5%	8.4%
Liquidity coverage ratio (LCR)	329%	355%	597%	329%	597%	311%
Net stable funding ratio (NSFR)	128%	118%	122%	128%	122%	119%
Risk exposure amount	106,527	107,941	101,898	106,527	101,898	100,926

See definitions on page 31.

Interim report January–June 2023	Page 10 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Apr–Jun	Jan–Mar	Apr–Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	Note	2023	2023	2022	2023	2022	2022
Interest income		4,724	4,043	994	8,767	1,679	6,729
Interest expenses		-4,000	-3,410	-489	-7,410	-689	-4,550
Net interest income	2	724	633	505	1,357	990	2,179

Net fee and commission expense		-13	-7	-8	-20	-15	-31
Net results of financial transactions	3	-48	-50	-92	-98	-262	69
Total operating income		663	576	405	1,239	713	2,217

Personnel expenses		-105	-101	-102	-206	-194	-402
Other administrative expenses		-59	-56	-56	-115	-112	-216
Depreciation and impairment of non-financial assets		-17	-16	-15	-33	-29	-94
Total operating expenses		-181	-173	-173	-354	-335	-712

Operating profit before credit losses		482	403	232	885	378	1,505

Net credit losses	4	-256	17	-19	-239	-17	-34
Operating profit		226	420	213	646	361	1,471

Tax expenses		-47	-86	-42	-133	-74	-305
Net profit[1]		179	334	171	513	287	1,166

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-39	11	—	-28	—	-122
Tax on items to be reclassified to profit or loss		8	-2	—	6	—	25
Net items to be reclassified to profit or loss		-31	9	—	-22	—	-97

Items not to be reclassified to profit or loss
Own credit risk		12	9	-6	21	64	99
Revaluation of defined benefit plans		0	0	16	0	46	43
Tax on items not to be reclassified to profit or loss		-2	-2	-3	-4	-24	-30
Net items not to be reclassified to profit or loss		10	7	7	17	86	112

Total other comprehensive income		-21	16	7	-5	86	15

Total comprehensive income[1]		158	350	178	508	373	1,181

Skr
Basic and diluted earnings per share[2]	45	84	43	129	72	292

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–June 2023	Page 11 of 29

Consolidated Statement of Financial Position (unaudited)

		June 30,	December 31,
Skr mn	Note	2023	2022
Assets
Cash and cash equivalents	5	5,837	4,060
Treasuries/government bonds	5	11,209	15,048
Other interest-bearing securities except loans	5	65,708	57,144
Loans in the form of interest-bearing securities	4, 5	54,379	54,257
Loans to credit institutions	4, 5	24,568	22,145
Loans to the public	4, 5	218,419	207,737
Derivatives	5, 6	8,598	10,304
Tangible and intangible assets		291	307
Deferred tax asset		0	25
Other assets		449	285
Prepaid expenses and accrued revenues		7,192	4,162
Total assets		396,650	375,474

Liabilities and equity
Borrowing from credit institutions	5	7,659	7,153
Debt securities issued	5	340,397	319,117
Derivatives	5, 6	9,850	13,187
Other liabilities		9,005	10,242
Accrued expenses and prepaid revenues		7,640	4,172
Provisions		16	28
Total liabilities		374,567	353,899

Share capital		3,990	3,990
Reserves		-119	-114
Retained earnings		18,212	17,699
Total equity		22,083	21,575

Total liabilities and equity		396,650	375,474

Interim report January–June 2023	Page 12 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

			Reserves
			Hedge	Own	Defined	Retained
Skr mn	Equity	Share capital	reserve	credit risk	benefit plans	earnings
Opening balance of equity January 1, 2022	20,808	3,990	—	-102	-27	16,947
Net profit Jan-Jun 2022	287	—	—	—	—	287
Other comprehensive income Jan-Jun 2022	86	—	—	50	36	—
Total comprehensive income Jan-Jun 2022	373	—	—	50	36	287
Dividend	-414	—	—	—	—	-414
Closing balance of equity June 30, 2022[1]	20,767	3,990	—	-52	9	16,820
Opening balance of equity January 1, 2022	20,808	3,990	—	-102	-27	16,947
Net profit Jan-Dec 2022	1,166	—	—	—	—	1,166
Other comprehensive income Jan-Dec 2022	15	—	-97	79	33	—
Total comprehensive income Jan-Dec 2022	1,181	—	-97	79	33	1,166
Dividend	-414	—	—	—	—	-414
Closing balance of equity December 31, 2022[1]	21,575	3,990	-97	-23	6	17,699
Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Jun 2023	513	—	—	—	—	513
Other comprehensive income Jan-Jun 2023	-5	—	-22	17	0	—
Total comprehensive income Jan-Jun 2023	508	—	-22	17	0	513
Dividend	—	—	—	—	—	—
Closing balance of equity June 30, 2023[1]	22,083	3,990	-119	-6	6	18,212

1	The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–June 2023	Page 13 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2023	2022	2022
Operating activities
Operating profit	646	361	1,471
Adjustments for non-cash items in operating profit	892	475	329
Income tax paid	-256	-186	-420
Changes in assets and liabilities from operating activities	-7,918	-1,877	-29,617
Cash flow from operating activities	-6,636	-1,227	-28,237

Investing activities
Capital expenditures	-16	-40	-70
Cash flow from investing activities	-16	-40	-70

Financing activities
Change in senior debt	7,011	660	10,793
Derivatives, net	1,438	4,853	9,770
Dividend paid	—	-414	-414
Payment of lease liability	-14	-9	-23
Cash flow from financing activities	8,435	5,090	20,126

Cash flow for the period	1,783	3,823	-8,181

Cash and cash equivalents at beginning of the period	4,060	11,128	11,128
Cash flow for the period	1,783	3,823	-8,181
Exchange-rate differences on cash and cash equivalents	-6	950	1,113
Cash and cash equivalents at end of the period[1]	5,837	15,901	4,060

1

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–June 2023	Page 14 of 29

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Reference interest rate reform

Note 12. Transactions with related parties

Note 13. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2022 annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, except for the changes described below. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

Amendments to IAS 12 Income Taxes for deferred tax, which became effective for annual reporting periods beginning on or after January 1, 2023, relate to assets and liabilities arising from a single transaction. The amendments require companies to recognize deferred tax on particular transactions that, upon initial recognition, give rise to taxable and deductible temporary differences of equal amounts, for example a lease liability and its corresponding right-of-use asset at the commencement of the lease. The change affects SEK’s accounting principles, but has no material impact on SEK’s financial statements, capital adequacy or large exposure ratios. The transition effect for opening balances as of 2023 was insignificant.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–June 2023	Page 15 of 29

Note 2. Net interest income

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2023	2023	2022	2023	2022	2022
Interest income
Loans to credit institutions	315	261	73	576	111	506
Loans to the public	2,180	1,954	1,082	4,134	2,066	5,106
Loans in the form of interest-bearing securities	606	514	207	1,119	403	1,114
Interest-bearing securities excluding loans in the form of interest-bearing securities	701	597	40	1,299	52	535
Derivatives	847	648	-475	1,495	-1,081	-797
Administrative remuneration CIRR-system	66	61	58	127	114	237
Other assets	9	8	9	17	14	28
Total interest income[1]	4,724	4,043	994	8,767	1,679	6,729

Interest expenses
Interest expenses	-3,939	-3,349	-443	-7,288	-591	-4,353
Resolution fee	-24	-24	-19	-47	-44	-88
Risk tax	-37	-37	-27	-75	-54	-109
Total interest expenses	-4,000	-3,410	-489	-7,410	-689	-4,550
Net interest income	724	633	505	1,357	990	2,179

1	Interest income calculated using the effective interest method amounted to Skr 6,111 million during January-June 2023 (1H22: Skr 2,366 million).

Note 3. Net results of financial transactions

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2023	2023	2022	2023	2022	2022
Derecognition of financial instruments not measured at fair value through profit or loss	2	2	1	4	1	9
Financial assets or liabilities at fair value through profit or loss	-54	-39	-171	-93	-322	-19
Financial instruments under fair-value hedge accounting	4	-13	85	-9	66	88
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	0	-7	0	-7	-9
Total net results of financial transactions	-48	-50	-92	-98	-262	69

Note 4. Impairments

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2023	2023	2022	2023	2022	2022
Expected credit losses, stage 1	-3	4	-23	1	-32	-38
Expected credit losses, stage 2	2	5	3	7	9	6
Expected credit losses, stage 3	-256	7	-5	-249	-3	-15
Established losses	—	—	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—	—	—
Recovered credit losses	1	1	6	2	9	13
Net credit losses	-256	17	-19	-239	-17	-34

	June 30, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	243,311	36,024	8,911	288,246	273,658
Off-balance sheet exposures, before expected credit losses	39,851	21,562	4,777	66,190	80,171
Total, before expected credit losses	283,162	57,586	13,688	354,436	353,829
Loss allowance, loans	-127	-16	-322	-465	-210
Loss allowance, off-balance sheet exposures[1]	-5	-1	0	-6	-13
Total loss allowance	-132	-17	-322	-471	-223
Provision ratio (in percent)	0.05	0.03	2.35	0.13	0.06

1	Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

Interim report January–June 2023	Page 16 of 29

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	June 30, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-130	-23	-70	-223	-164
Increases due to origination and acquisition	-29	-1	0	-30	-70
Net remeasurement of loss allowance	19	1	11	31	23
Transfer to stage 1	0	0	—	0	6
Transfer to stage 2	1	-5	—	-4	-11
Transfer to stage 3	1	0	-261	-260	-19
Decreases due to derecognition	9	12	1	22	24
Decrease in allowance account due to write-offs	—	—	—	—	—
Exchange-rate differences[1]	-3	-1	-3	-7	-12
Closing balance	-132	-17	-322	-471	-223

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between -0.5 and 0.2 for the various probability of default (PD) segments. The base scenarios have been weighted at 70 percent, the downturn scenarios have been weighted at 20 percent, and the upturn scenarios have been weighted at 10 percent between the different PD-segments.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of June 30, 2023.

Note 5. Financial assets and liabilities at fair value

	June 30, 2023
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	5,837	5,837	—
Treasuries/governments bonds	11,209	11,209	—
Other interest-bearing securities except loans	65,708	65,708	—
Loans in the form of interest-bearing securities	54,379	55,118	739
Loans to credit institutions	24,568	24,054	-514
Loans to the public	218,419	215,364	-3,055
Derivatives	8,598	8,598	—
Total financial assets	388,718	385,888	-2,830

Borrowing from credit institutions	7,659	7,659	—
Debt securities issued	340,397	340,512	115
Derivatives	9,850	9,850	—
Total financial liabilities	357,906	358,021	115

Interim report January–June 2023	Page 17 of 29

	December 31, 2022
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	4,060	4,060	—
Treasuries/governments bonds	15,048	15,048	—
Other interest-bearing securities except loans	57,144	57,144	—
Loans in the form of interest-bearing securities	54,257	54,877	620
Loans to credit institutions	22,145	21,747	-398
Loans to the public	207,737	204,543	-3,194
Derivatives	10,304	10,304	—
Total financial assets	370,695	367,723	-2,972

Borrowing from credit institutions	7,153	7,153	—
Debt securities issued	319,117	318,900	-217
Derivatives	13,187	13,187	—
Total financial liabilities	339,457	339,240	-217

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,255	9,954	—	11,209
Other interest-bearing securities except loans	18,837	46,871	—	65,708
Derivatives	—	8,529	69	8,598
Total, June 30, 2023	20,092	65,354	69	85,515
Total, December 31, 2022	23,708	58,685	103	82,496

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	—	26,439	26,439
Derivatives	—	6,242	3,608	9,850
Total, June 30, 2023	—	6,242	30,047	36,289
Total, December 31, 2022	—	10,820	31,155	41,975

A transfer of Skr 1,912 million for debt securities issued was made from level 2 to level 3, due to larger elements of assessment in the valuation (year-end 2022: There were no transfers between levels during the period).

Financial assets and liabilities at fair value in Level 3, 2023

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	June 30,
Skr mn	2023	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2023
Debt securities issued	-26,536	-3,085	6,309	-1,912	—	-1,472	18	239	-26,439
Derivatives, net	-4,516	—	913	—	—	1,296	—	-1,232	-3,539
Net assets and liabilities	-31,052	-3,085	7,222	-1,912	—	-176	18	-993	-29,978

Interim report January–June 2023	Page 18 of 29

Financial assets and liabilities at fair value in Level 3, 2022

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	December 31,
Skr mn	2022	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2022
Debt securities issued	-32,555	-4,267	10,255	—	—	2,641	-52	-2,558	-26,536
Derivatives, net	-2,037	0	221	—	—	-616	—	-2,084	-4,516
Net assets and liabilities	-34,592	-4,267	10,476	—	—	2,025	-52	-4,642	-31,052

1

Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of June 30, 2023, amounted to a Skr 171 million loss (year-end 2022: Skr 2,024 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. In the analysis, the correlations have been adjusted by +/- 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	June 30, 2023
			Range of estimates
		Unobservable	for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value	input	input	Valuation method	max	min

Equity	-1,892	Correlation	0.12 – (0.12)	Option Model	-13	13
Interest rate	2	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-1,524	Correlation	0.12 – (0.12)	Option Model	-32	32
Other	-125	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-3,539				-45	45
Equity	-6,431	Correlation	0.12 – (0.12)	Option Model	13	-13
		Credit spreads	10BP – (10BP)	Discounted cash flow	4	-4
Interest rate	-13,305	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	119	-119
FX	-6,535	Correlation	0.12 – (0.12)	Option Model	34	-34
		Credit spreads	10BP – (10BP)	Discounted cash flow	30	-30
Other	-168	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-26,439				201	-201
Total effect on total comprehensive income					156	-156

Derivatives, net, December 31, 2022	-4,516				-47	47
Debt securities issued, December 31, 2022	-26,536				202	-202
Total effect on total comprehensive income, December 31, 2022					155	-155

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Interim report January–June 2023	Page 19 of 29

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value originating
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
	June 30,	December 31,	Jan-Jun	Jan-Jun
Skr mn	2023	2022	2023	2022
CVA/DVA, net[1]	-53	-51	-2	-42
OCA[2]	-11	-32	21	64

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by category

	June 30, 2023			December 31, 2022
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	2,217	1,505	729,353	2,396	2,119	423,124
Currency-related contracts	6,376	6,323	176,228	7,897	8,056	189,323
Equity-related contracts	5	1,897	6,671	11	2,901	12,022
Contracts related to commodities, credit risk, etc.	—	125	3,346	—	111	3,330
Total derivatives	8,598	9,850	915,598	10,304	13,187	627,799

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of June 30, 2023, concessionary loans outstanding amounted to Skr 249 million (year-end 2022: Skr 361 million) and operating profit for the program amounted to Skr -10 million (1H22: Skr -9 million) for the period January-June 2023. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 455 thousand (1H22: Skr 424 thousand).

Statement of Comprehensive Income for the CIRR-system

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2023	2023	2022	2023	2022	2022
Interest income	577	551	556	1,128	1,113	2,231
Interest expenses	-485	-462	-517	-947	-1,030	-2,012
Interest compensation	—	—	2	—	2	2
Exchange-rate differences	1	0	1	1	2	3
Profit before compensation to SEK	93	89	42	182	87	224
Administrative remuneration to SEK	-66	-61	-58	-127	-114	-236
Operating profit CIRR-system	27	28	-16	55	-27	-12
Reimbursement to (–) / from (+) the State	-27	-28	16	-55	27	12

Interim report January–June 2023	Page 20 of 29

Statement of Financial Position for the CIRR-system

	June 30,	December 31,
Skr mn	2023	2022
Cash and cash equivalents	24	1
Loans	101,790	94,241
Derivatives	8,351	8,571
Other assets	220	218
Prepaid expenses and accrued revenues	2,728	1,597
Total assets	113,113	104,628

Liabilities	110,975	103,336
Derivatives	—	—
Accrued expenses and prepaid revenues	2,138	1,292
Total liabilities	113,113	104,628

Commitments
Committed undisbursed loans	45,152	56,265
Binding offers	—	—

Note 8. Pledged assets and contingent liabilities

	June 30,	December 31,
Skr mn	2023	2022
Collateral provided
Cash collateral under the security agreements for derivative contracts	9,585	10,691
Contingent liabilities[1]
Guarantee commitments	7,684	4,802
Commitments[1]
Committed undisbursed loans	58,506	75,369
Binding offers	—	—

1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12 and FFFS 2008:25. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F and see SEK’s 2022 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	June 30, 2023	December 31, 2022
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.1	20.6
Tier 1 capital ratio	20.1	20.6
Total capital ratio	20.1	20.6

1

Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

Interim report January–June 2023	Page 21 of 29

	June 30, 2023		December 31, 2022
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,522	8.0	8,074	8.0
of which Tier 1 requirement of 6 percent	6,392	6.0	6,056	6.0
of which minimum requirement of 4.5 percent	4,794	4.5	4,542	4.5
Pillar 2 capital requirements[3]	3,910	3.7	3,704	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	8,980	8.4	9,013	8.9
Capital buffer requirements	4,374	4.1	3,330	3.3
of which Capital conservation buffer	2,663	2.5	2,523	2.5
of which Countercyclical buffer	1,711	1.6	807	0.8
Pillar 2 guidance[5]	1,598	1.5	1,514	1.5
Total risk-based capital requirement including Pillar 2 guidance	18,404	17.3	16,622	16.5

1	Expressed as a percentage of total risk exposure amount.
2

The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms).

3

Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.

4

Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).

5

The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	June 30, 2023	December 31, 2022
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	258,985	241,239
Off-balance sheet exposures	5,567	7,357
Total exposure measure	264,552	248,596
Leverage ratio[2]	8.1%	8.4%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	June 30, 2023		December 31, 2022
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,936	3.0	7,458	3.0
Pillar 2 guidance[2]	397	0.2	373	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	8,333	3.2	7,831	3.2

1	Expressed as a percentage of total exposure amount.
2

The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Own funds – Adjusting items

	June 30,	December 31,
Skr mn	2023	2022
Share capital	3,990	3,990
Retained earnings	17,373	16,133
Accumulated other comprehensive income and other reserves	192	212
Independently reviewed profit net of any foreseeable charge or dividend	426	1,009
Common Equity Tier 1 (CET1) capital before regulatory adjustments	21,981	21,344
Additional value adjustments due to prudent valuation	-468	-474
Intangible assets	-52	-44
Fair value reserves related to gains or losses on cash flow hedges	119	97
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-4	9
Negative amounts resulting from the calculation of expected loss amounts	-121	-94
Insufficient coverage for non-performing exposures	-5	—
Total regulatory adjustments to Common Equity Tier 1 capital	-531	-506
Total Common Equity Tier 1 capital	21,450	20,838
Total Own funds	21,450	20,838

Interim report January–June 2023	Page 22 of 29

Minimum capital requirements exclusive of buffer

	June 30, 2023			December 31, 2022
			Minimum			Minimum
		Risk exposure	capital		Risk exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk standardized method
Corporates	3,356	3,345	267	3,012	2,987	239
Exposures in default	98	98	8	102	102	8
Total credit risk standardized method	3,454	3,443	275	3,114	3,089	247
Credit risk IRB method
Central Governments	244,888	11,059	885	242,609	11,018	882
Financial institutions[2]	35,424	6,669	533	33,299	6,356	508
Corporates[3]	145,225	77,626	6,210	136,849	72,779	5,822
Assets without counterparty	434	434	35	351	351	28
Total credit risk IRB method	425,971	95,788	7,663	413,108	90,504	7,240
Credit valuation adjustment risk	n.a.	2,214	177	n.a.	2,565	205
Foreign exchange risk	n.a.	1,109	89	n.a.	800	64
Commodities risk	n.a.	24	2	n.a.	19	2
Operational risk	n.a.	3,949	316	n.a.	3,949	316
Total	429,425	106,527	8,522	416,222	100,926	8,074

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2

Of which counterparty risk in derivatives: EAD Skr 6,155 million (year-end 2022: Skr 6,355 million), Risk exposure amount of Skr 1,874 million (year-end 2022: Skr 2,022 million) and Capital requirement of Skr 150 million (year-end 2022: Skr 162 million).

3

Of which related to specialized lending: EAD Skr 6,345 million (year-end 2022: 6,112 million), Risk exposure amount of Skr 4,258 million (year -end 2022: Skr 4,412 million) and Capital requirement of Skr 341 million (year-end 2022: Skr 353 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Interim report January–June 2023	Page 23 of 29

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of June 30, 2023, the capital requirement related to relevant exposures in Sweden was 74 percent (year-end 2022: 71 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of June 30, 2023, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.13 percentage points (year-end 2022: 0.09 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (“SREP”) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

	June 30,	December 31,
Skr mn	2023	2022
Credit risk	7,683	7,202
Operational risk	311	311
Market risk	1,724	1,466
Other risks	177	205
Capital planning buffer	2,697	2,697
Total	12,592	11,881

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, see Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F.

Liquidity coverage

	June 30,	December 31,
Skr bn, 12-month average	2023	2022
Total liquid assets	69.8	58.4
Net liquidity outflows[1]	16.4	10.9
Liquidity outflows	30.5	25.0
Liquidity inflows	15.8	15.7
Liquidity Coverage Ratio	553%	784%

1

Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

	June 30,	December 31,
Skr bn	2023	2022
Available stable funding	276.4	235.2
Requiring stable funding	215.6	198.2
Net Stable Funding Ratio	128%	119%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–June 2023	Page 24 of 29

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing				Committed undisbursed loans,
	securities				derivatives, etc.				Total
	June 30, 2023		December 31, 2022		June 30, 2023		December 31, 2022		June 30, 2023		December 31, 2022
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	169.6	45.0	162.3	46.2	52.0	71.8	65.0	75.0	221.6	49.3	227.3	51.9
Regional governments	23.4	6.2	22.5	6.4	0.9	1.2	0.8	0.9	24.3	5.4	23.3	5.3
Multilateral development banks	9.5	2.5	6.1	1.7	—	—	0.4	0.5	9.5	2.2	6.5	1.5
Public Sector Entity	2.7	0.7	2.1	0.6	—	—	—	—	2.7	0.5	2.1	0.5
Financial institutions	28.7	7.6	26.1	7.4	6.9	9.6	7.5	8.6	35.6	7.9	33.6	7.6
Corporates	143.1	38.0	132.4	37.7	12.6	17.4	13.0	15.0	155.7	34.7	145.4	33.2
Total	377.0	100.0	351.5	100.0	72.4	100.0	86.7	100.0	449.4	100.0	438.2	100.0

Net exposure by region and exposure class, as of June 30, 2023

							West
							European	Central-
	Middle						countries	and East
	East/	Asia excl.		North	Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	America	Sweden	Sweden	countries	Total
Central governments	0.0	0.3	1.3	0.7	—	189.8	27.3	2.2	221.6
Regional governments	—	—	—	—	—	17.6	6.7	—	24.3
Multilateral development banks	—	4.3	—	—	—	—	5.2	—	9.5
Public Sector Entity	—	—	—	—	—	—	2.7	—	2.7
Financial institutions	0.1	—	0.2	1.0	—	17.7	16.5	0.1	35.6
Corporates	0.2	1.0	1.4	6.0	4.1	104.3	37.5	1.2	155.7
Total	0.3	5.6	2.9	7.7	4.1	329.4	95.9	3.5	449.4

Net exposure by region and exposure class, as of December 31, 2022

							West
							European	Central-
	Middle						countries	and East
	East/	Asia excl.		North	Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	America	Sweden	Sweden	countries	Total
Central governments	0.0	0.3	2.4	0.8	—	191.3	30.3	2.2	227.3
Regional governments	—	—	—	—	—	19.2	4.1	—	23.3
Multilateral development banks	—	0.3	—	1.1	—	—	5.1	—	6.5
Public Sector Entity	—	—	—	—	—	—	2.1	—	2.1
Financial institutions	0.1	—	0.2	1.3	—	16.0	15.9	0.1	33.6
Corporates	0.2	1.0	1.3	6.5	3.8	97.0	34.4	1.2	145.4
Total	0.3	1.6	3.9	9.7	3.8	323.5	91.9	3.5	438.2

Interim report January–June 2023	Page 25 of 29

Net exposure to European countries, excluding Sweden

	June 30,	December 31,
Skr bn	2023	2022
Germany	18.3	13.1
France	16.9	16.2
Finland	12.5	11.6
Luxembourg	11.1	10.6
United Kingdom	9.7	10.5
Denmark	6.6	5.6
Norway	6.4	5.4
The Netherlands	4.2	4.0
Belgium	3.2	3.2
Poland	2.4	2.3
Austria	1.8	5.9
Spain	1.7	2.3
Ireland	1.5	1.5
Portugal	1.1	1.0
Switzerland	0.5	0.6
Serbia	0.4	0.5
Lithuania	0.2	0.2
Italy	0.2	0.2
Czech Republic	0.2	0.2
Estonia	0.2	0.1
Latvia	0.1	0.1
Iceland	0.1	0.1
Slovakia	0.1	0.1
Total	99.4	95.3

Note 11. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK has been directly affected by the reference interest rate reform primarily from its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. All LIBORs, except for certain USD LIBOR settings, ceased to exist by the end of 2021 and were replaced by alternative reference rates. The final LIBOR maturities ceased to exist following June 30, 2023. Nordic IBORs such as STIBOR, CIBOR and NIBOR are expected to continue to exist. SEK has lending contracts maturing after June 30, 2023, in USD LIBOR with a nominal amount of USD 453 million. SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling between counterparties the conversion of derivatives to a new reference interest rate during the reference interest rate reform. For lending contracts, conversion is handled by agreement. The remaining USD LIBOR lending contracts are expected to transition to alternative reference rates during the second half of 2023 before the next interest turnover. A few contracts will use synthetic USD LIBOR. SEK has applied the relief under IFRS 9 Reform for new reference rates.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2022 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2022 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–June 2023	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and results, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, July 14, 2023

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Anna Brandt	Paula da Silva	Reinhold Geijer
Director of the Board	Director of the Board	Director of the Board

Hanna Lagercrantz	Katarina Ljungqvist	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

October 18, 2023	Interim report for the period January 1, 2023 - September 30, 2023
January 23, 2024	Interim report for the period January 1, 2023 - December 31, 2023

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 14, 2023, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2022 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–June 2023	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

*Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of -officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sustainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are offered to exporters and suppliers for projects, often in developing countries, whose aim is to improve social conditions.

Sustainability-linked loans

Sustainability-linked loans concern working capital connected to the borrower’s sustainability targets, for example, energy-efficiency enhancements, reduced transportation or reduced number of accidents. If the borrower reaches their targets, they are rewarded with a lower interest rate.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–June 2023	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are professionals, make the difficult easy and build sustainable relationships.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.
SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–June 2023	Page 29 of 29